UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated March, 10, 2008	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Document Filings
Saskatoon, Saskatchewan, Canada, March 10, 2008. . . . . . . . . . . . . .
Cameco Corporation reported today that the company’s 2007 audited financial statements with accompanying notes (financial statements) and related management’s discussion and analysis (MD&A) are available on Cameco’s website (cameco.com) following filing with securities regulatory authorities.
Shareholders may obtain hard copies of these documents, including the financial statements, free of charge by contacting:
Cameco Investor Relations
2121-11th Street West
Saskatoon, SK S7M 1J3
Phone: (306) 956-6894
Later in March 2008, Cameco’s Form 40-F report, which includes the financial statements, a reconciliation of the financial statements to US GAAP, MD&A, and annual information form (AIF), will be filed with the US Securities and Exchange Commission. Also, at that time, the AIF and reconciliation of the financial statements to US GAAP, will be filed with Canadian securities regulatory authorities. A news release will be issued to announce when these documents have been filed.
On April 9, 2008, Cameco plans to post on its website the management proxy circular that is being distributed to shareholders of record as of April 3, 2008 for its annual and special meeting of shareholders on May 15, 2008.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316

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